UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SS&C Technologies Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78467J100

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 78467J100	Page 2 of 5

1	Names of Reporting Persons William C. Stone
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 33,610,370
	6	Shared Voting Power 0
	7	Sole Dispositive Power 33,610,370
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 33,610,370 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 16.55%
12	Type of Reporting Person (See Instructions) IN

(1)	Consists of 32,101,624 shares and options to purchase 1,508,746 shares vested as of February 8, 2017 and within 60 days thereafter.

Item 1.

(a)	Name of Issuer:

SS&C Technologies Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

80 Lamberton Road

Windsor, Connecticut 06095

Item 2.

(a)	Name of Person Filing:

William C. Stone

(b)	Address of Principal Business Office or, if None, Residence:

c/o SS&C Technologies Holdings, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

(c)	Citizenship:

United States of America

(d)	Title and Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP No.:

78467J100

Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.	Ownership

(a)	Amount Beneficially Owned:

33,610,370 shares of Common Stock

(b)	Percent of Class:

16.55%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 33,610,370 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 33,610,370 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

/s/ William C. Stone
William C. Stone
Chief Executive Officer